Exhibit 99.10
CONSENT OF EXPERT
The undersigned, Mr. Neil Burns, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ Neil Burns
Name: Neil Burns
Date: March 21, 2006